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                                                                  EXHIBIT 1.4(A)
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                            TERMS OF PREFERRED STOCK


ISSUER:             Building One Service Corporation (the "Company").

SECURITY:           2,000,000 shares of Series A Convertible Preferred Stock
                    (the "Preferred Stock").

PURCHASE PRICE:     $200,000,000 or $100 per share (the "Initial Purchase
                    Price").

DIVIDENDS:          The holders of the Preferred Stock shall be entitled to
                    receive dividends, in preference to the holders of any other shares of capital stock of the Company, at a rate equal to 7.5% per annum, payable quarterly in arrears. Dividends shall be payable as follows:

                    (i) through the third anniversary of the closing date, in additional shares of Preferred Stock; valued at the liquidation price per share;

                    (ii) after the third and through the fifth anniversary of the closing date, at the option of the holders of a majority of the shares of Preferred Stock, in cash or in additional shares of Preferred Stock; valued at the liquidation price per share; and

                    (iii) thereafter, in cash.

                    Notwithstanding any conversion of any shares of Preferred Stock prior to the first date on which the Company can call the Preferred Stock, the Company shall provide for the payment, at the time otherwise payable, of all dividends that would otherwise have accrued on such shares through such date as if such shares had never converted. The Company shall accelerate the payment of all dividends that would otherwise accrue through the first date on which the Company can call the Preferred Stock upon the occurrence of a Change of Control prior to such date. Such continued or accelerated dividends shall be paid as set forth in (i) or
                    (ii) above.

                    "Change of Control" means (i) the sale or other disposition of all or substantially all assets of the Company, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) any person or group (other than a group including Apollo or
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                         management) becoming the beneficial owner of a majority
                         (or more than 40%, if neither Apollo nor management owns more) of the common stock of the Company, (iv) the first day on which a majority of the directors of the Company that have not been elected by the holders of Preferred Stock are not Continuing Directors (i.e., directors who were directors on the closing date or were subsequently elected with the approval of a majority of the then Continuing Directors), or (v) the first day on which the management group in the aggregate has sold a number of voting shares that is greater than 662/3% of the number of voting shares owned by them immediately after the closing date.

                         After the payment in full of all preferential dividends accrued on the Preferred Stock, the holders of the Preferred Stock shall share in any ordinary dividends declared on the Common Stock on an as-converted basis.

LIQUIDATION PREFERENCE:  In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock shall be entitled to receive, in preference to the Common Stock and any other shares of capital stock of the Company ranking junior to the Preferred Stock, an amount per share equal to the sum of (i) $100 and (ii) all accrued but unpaid dividends on such share (the "Preferential Amount").

VOLUNTARY CONVERSION:    Each holder of the Preferred Stock shall have the right
                         to convert its shares at any time into shares of Common
                         Stock. The number of shares of Common Stock into which shares of Preferred Stock may be converted shall be determined by the dividing the Preferential Amount by the conversion price (which shall initially be the Cash
                         Merger Price), reflecting an initial conversion rate of one-to-four.

ANTIDILUTION PROVISIONS: Proportional antidilution protection shall be provided for reorganizations, stock splits, stock dividends, combinations, consolidations, stock distributions, recapitalizations, reclassifications or other similar events. The conversion ratio shall be adjusted on a weighted average basis for issuances below the conversion price of the Preferred Stock or below the then current market price of the Common Stock, and for redemptions above the then current market price of the Common Stock, other than (i) the sale of shares pursuant to the exercise of options or warrants outstanding as of the closing or options issued after the closing under the Company's existing incentive plans and (ii) shares issued as consideration in permitted acquisitions.

REDEMPTION:              The holders of a majority of the shares of Preferred
                         Stock may demand a redemption of the Preferred Stock, at a price per share

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                         equal to its Preferential Amount, (i) at any time on or
                         after the 13th anniversary of the closing date, or (ii) in connection with or upon any Change of Control.

CALL: At any time after the fifth anniversary of the closing date, the Company may, upon 60 days notice, redeem all, but not less than all, shares of Preferred Stock for an amount per share equal to the sum of (i) $103 and (ii) all accrued but unpaid dividends on such share.

VOTING RIGHTS:           The Preferred Stock will vote together with the Common
                         Stock on all matters, except as specifically provided herein or as otherwise required by law. Each share of Preferred Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion.

PROTECTIVE PROVISIONS:   The Company shall not, without the consent of the
                         holders of a majority of the shares of Preferred Stock,
                         (i) alter or change the terms of the Preferred Stock,
                         (ii) authorize or issue additional shares of Preferred
                         Stock, except in payment of accrued dividends on outstanding shares of Preferred Stock, or (iii) authorize, issue or reclassify any equity securities senior to or pari passu with the Preferred Stock.

                         In addition, so long as Apollo holds a number of shares of Preferred Stock equal to at least 50% of the number of shares of Preferred Stock issued on the closing date, the Company shall not, without the consent of the holders of a majority of the shares of Preferred Stock
                         (i) merge or consolidate with any person or entity,
                         (ii) permit any subsidiary to merge or consolidate with any person or entity, other than in connection with any permitted acquisition, (iii) effect a voluntary liquidation, dissolution or winding up of the Company,
                         (iv) directly or indirectly pay or declare any dividend, make any distribution upon, redeem or repurchase any shares of capital stock junior to the Preferred Stock, except for ordinary dividends not to exceed during any year 5% of the market value of the Common Stock, (v) agree to, or permit any subsidiary to agree to, any provision in any agreement that would impose any restriction on the Company's ability to honor the exercise of any rights of the holders of the Preferred Stock, (vi) create any subsidiary other than a wholly-owned subsidiary, (vii) enter into any transaction with any affiliate of the Company, except upon terms which are not less favorable and reasonable than those obtainable in an arm's-length transaction with a party that is not an affiliate, (viii) materially alter or change the business of the Company as it is currently conducted, (ix) increase the size of the Board of Directors, (x) hire or fire, or amend the employment terms, of the CEO, COO or CFO of the Company or the President

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                         of any of its Business Units, (xi) adopt or amend any
                         benefit or compensation plans that are equity-linked or provide for bonus payments to any individual in excess of $250,000 (except pursuant to existing arrangements),
                         (xii) enter into or refinance any debt financing or any equity financing resulting in the issuance of shares in excess of 10% of the then outstanding shares during any 12-month period, (xiii) acquire or dispose of any business or assets with a value in excess of $25 million (including all assumed debt, all cash payments, and the fair market value of all securities or other property issued as consideration), and (xiv) incur any capital expenditures during any year in excess of $10 million, which amounts shall increase, on a cumulative basis, by $5 million for each year after 1999.

PREEMPTIVE RIGHT:        Holders of the Preferred Stock will have the
                         opportunity to purchase all or any portion of any future private placement by the Company of equity or equity-linked securities, other than (i) securities issued pursuant to the exercise of options or warrants outstanding as of the closing or options issued after the closing under the Company's customary incentive plans, and (ii) securities issued as consideration in permitted acquisitions.

INFORMATION RIGHTS:      The Company shall provide each holder of Preferred
                         Stock access to all books and records of the Company and shall deliver to each such holder (i) monthly, quarterly and annual financial statements, (ii) copies of all filings made with the Securities and Exchange
                         Commission, (iii) notification of any material defaults or litigation, and (iv) any other information reasonably requested.

BOARD OF DIRECTORS:      The Board of Directors shall consist of not more than
                         ten members. The holders of a majority of the shares of Preferred Stock, voting separately as a class, shall have the right to elect four directors. The directors elected by the holders of Preferred Stock shall be represented on each committee of the Board of Directors in at least the same proportion as they are represented on the Board.

                         Upon (i) a payment default under, or an acceleration of, any indebtedness of the Company or (ii) a material breach by the Company of the Certificate of Incorporation (or Designation) setting forth terms of the Preferred Stock, the holders of a majority of the shares of Preferred Stock, voting separable as a class, shall have to right to elect a majority of the Board of Directors. The Board of Directors shall use reasonably commercial efforts to cure promptly the event that triggered such special right and, upon such cure, such special right shall terminate and the Board of Directors shall be restored in accordance with the paragraph above.

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                         The Company shall indemnify its directors to the full
                         extent permitted by law and maintain customary directors and officers insurance.

REGISTRATION RIGHTS:     The holders of the Preferred Stock shall have four
                         demand registration rights (including shelf registrations) with respect to the Common Stock underlying the Preferred Stock, unlimited registration rights on Form S-3 with respect to such Common Stock, and unlimited piggyback registration rights with respect to any offering of Common Stock. The holders of the Preferred Stock shall rank senior to any other shareholders with respect to any cut-backs in connection with any demand registration and pari passu with such shareholders in connection with any piggyback registration. The registration fees and expenses of each such registration shall be borne by the Company.
                         The Company may delay any demand registration for a period of 90 days upon customary terms, but the Company may not exercise such right more than once during any 12-month period.

INDEMNIFICATION:         The Company shall indemnify each purchaser of Preferred
                         Stock and its affiliates, partners, officers, directors, employees, agents and representatives against any demand, claim, or action by any third party
                         (including derivative actions brought through or in the name of the Company) in connection with (i) the status or conduct of the Company, (ii) the execution, delivery and performance of the documents entered into in connection with the purchase of the Preferred Stock and the transactions contemplated thereby, or (iii) the indemnified party's role with the Company or such transactions, in each case, except to the extent of any willful misconduct or gross negligence of the indemnified party.

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